11-00383

Form G-FIN

RECEIVED

2008 OCT 27 PH 12: 54

SEC / ...

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

| OFFICIAL USE |
| --- |
|  |

08033418

## Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

PROCESSED
MAR 1 1 2009
THOMSON REUTERS

4. A. Full name of the financial institution:

   Bank of the West

   B. Address of principal office of financial institution:

   180 Montgomery Street, San Francisco, CA 94104

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from Item (B)):

   1450 Treat Blvd. Walnut Creek, CA 94597

   D. Mailing address if different from (B) or (C):

   Same as above 4 (c)

   E. Name, title and telephone number of contact person with respect to this notice:

   | Amy CHan | Perm & Control | 925-942-8409 |
   | --- | --- | --- |
   | Name | Title | Telephone |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?    A. ☒ Yes    B. ☐ No

   (If yes, provide addresses and describe activities.)

| Trust and Financial Services Division | Capital Markets | Secondary Marketing |
| --- | --- | --- |
| 50 West San Fernando St. | 300 S. Grand Ave | 10181 Truckee-Tahoe Airport |
| San Jose, CA 95113 | Los Angeles, CA 90071 | Truckee, CA 96160 |
| * Safekeeping * | * Capital Markets * | * Secondary Marketing * |

Disaster Location - 1977 Saturn Street, MOnterey Park, CA 91754

Disaster Location - One Front St., 23rd Fl. SF, CA 94111

FR G-FIN
OMB No. 7100-0224
Approval expires April 30, 2010

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

### *** SEE ATTACH DOCUMENT ***

| Last | First | Middle | Title |
|------|-------|--------|-------|
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in item 17 of Form G-FIN-4, or "yes" to one or more questions in items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

<p style="text-align:center">A. ☐ Yes        B. ☒ No</p>

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

| Tani | | Girton | Treasurer |
|------|--------|--------|-------|
| First | Middle | Last | Title |

| | 10/16/08 |
|---|---|
| Manual Signature | Date |

## G-FIN *(attachment)*

Full Name

| Last | First | Middle | Title |
|------|-------|--------|-------|
| Girton | Tani | R. | Treasurer |
| Stead | Michael | J. | Director of Capital Markets |
| Abella | Francis | L. | Capital Market Invest. Sales Mgr. |
| Crow | Gary | L. | Investment Officer |
| Mallonee | Donal | C. | Treasury Officer |
| Guastamachio | Peter | A. | Assistant Portfolio Manager |
| Goodeill | William | M. | Treasury Operations Manager |
| Nicolau | Miguel | A. | Treasury Operations Manager |
| Oh | Noeline | T. | Treasury Operations Supervisor |
| Banderas | Claudia | M. | Treasury Operations Supervisor |
| Moffat | Christopher | A. | FX Operations Manager |

*END*